Exhibit 99.1
COMPANY STATEMENT

8 May 2008	For analyst and media enquiries please
call Steve Ashe on: Tel: (02) 8274 5246
Mob: 0408 164 011.
Appointment of General Counsel,
Executive Director and Company Secretary
James Hardie announced today that it has appointed Robert Cox to the position of General Counsel. Mr Cox will also join the company’s Managing Board as an Executive Director and will serve as Company Secretary effective 7 May 2008.
Before joining James Hardie, Mr Cox was Vice President, Deputy General Counsel and Assistant Secretary with PepsiCo Inc. During his five years with PepsiCo, Mr Cox was responsible for corporate governance and Sarbanes-Oxley/New York Stock Exchange compliance, and managed the corporate law group and the office of Corporate Secretary for the Board of Directors.
His experience also includes 10 years as a partner of the international law firm Bingham McCutchen LLP, at offices in Asia and California, where he led the business and transactions practice group in corporate governance, corporate securities, mergers and acquisitions, financial services, real estate, tax and strategic technology transactions.
Mr Cox has a Juris Doctorate from the University of California, Berkeley, California; and a Master of Arts from the John Hopkins School of Advanced International Studies in Washington, DC, specialising in International Economics, European Studies, and American Foreign Policy.
Announcing the appointment, James Hardie CEO, Mr Louis Gries, described Mr Cox’s skills and interests as an excellent fit for James Hardie. “Rob’s experience and knowledge in the areas of global business, corporate governance, and cross-border transactions will add valuable depth to our leadership and corporate operations,” he said.
Mr Cox will be based in The Netherlands.
END
Investor/Analyst and Media Enquiries:
Steve Ashe

Telephone:	+61 2 8274 5246
Mobile:	+61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	+61 2 8274 5218
www.jameshardie.com

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Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on our financial statements of those payments;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos provision; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; and foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. We caution you that the foregoing list and factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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